

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 21, 2017

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp.
120 Hawthorne Avenue
Palo Alto, CA 94301

> **Re:** **Social Capital Hedosophia Holdings Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 25, 2017**
> **CIK No. 0001706946**

Dear Mr. Palihapitiya:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2. We note your references here and throughout the prospectus to equity-linked securities. In an appropriate section of the filing, please describe such securities and how they may be used.

Proposed Business

Our Partnership, page 72

3. We note your reference to Social Capital's "strong investment track record." Please briefly describe in more detail Social Capital's track record.

Shareholders may not have the ability to approve our initial business combination, page 80

4. We note your disclosure on page 80 regarding whether shareholder approval would be required under NASDAQ's listing standards in certain instances. Please also discuss whether stockholder approval is currently required under the Companies Law, Cayman Islands law or other applicable law.

You may contact Cara Lubit, Staff Accountant, at 202-551-5909 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Howard L. Ellin, Esq.